Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2018
Earnings
Income before income taxes	$641
Add/(Deduct):
Equity in net income of affiliated companies	(6)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	914
Earnings	$1,549

Fixed charges
Interest expense	$912
Interest portion of rental expense	2
Capitalized interest	—

Ratios
Ratio of earnings to fixed charges	1.7